Exhibit 99.2

June 17, 2015

The Board of Directors

Qihoo 360 Technology Co. Ltd.

Building No. 2

6 Jiuxianqiao Road, Chaoyang District

Beijing 100015

People’s Republic of China

Dear Members of the Board of Directors,

We, Hongyi Zhou, chairman and chief executive officer of Qihoo 360 Technology Co. Ltd. (the “Company”), CITIC Securities Co. Ltd. or its affiliates, Golden Brick Capital Private Equity Fund I L.P., China Renaissance Holdings Limited or its affiliates and Sequoia Capital China I, L.P., and/or its affiliates (together with chairman Zhou, the “Consortium Members”), are pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding Class A and Class B ordinary shares of the Company that are not already owned by us on the principal terms and conditions described in this letter (the “Transaction”).

We believe that our Proposal provides a very attractive opportunity to the Company’s shareholders. Our Proposal represents a premium of 16.6% to the closing price of the Company’s American depositary shares (“ADSs”, every two ADSs representing three Class A ordinary shares) on June 16, 2015 and a premium of 32.7% to the average closing price of the Company’s ADSs during the last 30 trading days.

Set forth below are the key terms of our Proposal.

1. Consortium. The Consortium Members will form an acquisition vehicle for the purpose of implementing the Transaction. Please also note that the Consortium Members who are shareholders are currently interested only in pursuing the Transaction and are not interested in selling their shares in any other transaction involving the Company.

2. Transaction and Purchase Price. We propose to acquire all of the outstanding Class A and Class B ordinary shares of the Company and ADSs not already owned by us at a purchase price equal to US$51.33 per Class A and Class B ordinary share, or US$77.00 per ADS, as the case may be, in cash through a one-step merger of an acquisition vehicle newly formed by the Consortium Members with and into the Company.

3. Financing. We intend to finance the Transaction with a combination of debt and/or equity capital. Equity financing will be provided by the Consortium Members, in the form of cash and rollover equity in the Company, and from any additional equity investor who may be admitted as a Consortium Member. Debt financing is expected to be provided by loans from third party financial institutions. We are confident that we can timely secure adequate financing to consummate the Transaction.

4. Due Diligence. We believe that we will be in a position to complete customary due diligence for the Transaction in a timely manner and in parallel with discussions on definitive agreements.

5. Definitive Agreements. We have engaged Kirkland & Ellis International LLP as our international legal counsel and are prepared to promptly provide and negotiate definitive agreements for the Transaction.

6. Process. We believe that the Transaction will provide superior value to the Company’s public shareholders. We recognize of course that the board of directors of the Company will evaluate the Transaction independently before it can make its determination whether to endorse it. Given the Chairman’s involvement in the Transaction, we would expect that the independent members of the board of directors will proceed to consider our Proposal and the Transaction.

7. Confidentiality. We are sure you will agree that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed definitive agreements or terminated our discussions.

8. No Binding Commitment. This Proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This letter is a preliminary indication of interest by the Consortium Members and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. The parties will be bound only upon the execution of mutually agreeable definitive documentation.

9. Governing Law. This letter shall be governed by, and construed in accordance with, the internal laws of the State of New York.

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In closing, we would like to express our commitment to working together to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

/s/ Hongyi Zhou
Hongyi Zhou

CITIC Securities Co. Ltd.

By:	/s/ Dongming Wang
Name:	Dongming Wang

Golden Brick Capital Private Equity Fund I L.P.

By: Golden Brick Capital Fund GP L.P., its general partner

By: Golden Brick Capital Fund GP Ltd., its general partner

By:	/s/ Xueliang Chen
Name:	Xueliang Chen

China Renaissance Holdings Limited

By:	/s/ Fan Bao
Name:	Fan Bao

Sequoia Capital China I, L.P.

By:	/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen